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                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                             ------------------

                                SCHEDULE TO
                               (RULE 14D-100)
                             (AMENDMENT NO. 5)
               TENDER OFFER STATEMENT UNDER SECTION 14(D)(1)
         OR SECTION 13(E)(1) OF THE SECURITIES EXCHANGE ACT OF 1934
                                    AND
                                SCHEDULE 13D
                 UNDER THE SECURITIES EXCHANGE ACT OF 1934

                             ------------------

                            HARTFORD LIFE, INC.
                     (Name of Subject Company (Issuer))
                      HARTFORD FIRE INSURANCE COMPANY
                THE HARTFORD FINANCIAL SERVICES GROUP, INC.
                            HARTFORD LIFE, INC.
                           HLI ACQUISITION, INC.
                    (Names of Filing Persons (Offerors))

                             ------------------

               CLASS A COMMON STOCK, PAR VALUE $.01 PER SHARE
                       (Title of Class of Securities)

                             ------------------

                                  4165924
                   (CUSIP Number of Class of Securities)

                             ------------------

                          Michael S. Wilder, Esq.
                The Hartford Financial Services Group, Inc.
                               Hartford Plaza
                      Hartford, Connecticut 06115-1900
                         Telephone: (860) 547-5000
         (Name,address and telephone number of person authorized to receive notices and communications on behalf of filing
                                  persons)

                                  Copy to:

                        George W. Bilicic, Jr., Esq.
                          Cravath, Swaine & Moore
                             825 Eighth Avenue
                          New York, New York 10019
                         Telephone: (212) 474-1000

Check the appropriate boxes below to designate any transactions to which the statement relates:

         [X]    third-party tender offer subject to Rule 14d-1.
         [ ]    issuer tender offer subject to Rule 13e-4.
         [X]    going-private transaction subject to Rule 13e-3.
         [ ]    amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [X]


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

                            SCHEDULE 13D AND TO

CUSIP No.         4165924

-------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          HLI Acquisition
-------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [ ]
                                                             (b)  [ ]
-------------------------------------------------------------------------------
   3   SEC USE ONLY
-------------------------------------------------------------------------------
   4   SOURCE OF FUNDS*

          WC; OO
-------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                         [  ]
-------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
-------------------------------------------------------------------------------
   NUMBER OF      7    SOLE VOTING POWER
     SHARES              0
  BENEFICIALLY    -------------------------------------------------------------
    OWNED BY      8    SHARED VOTING POWER
      EACH               135,600,315*
   REPORTING      -------------------------------------------------------------
     PERSON       9    SOLE DISPOSITIVE POWER
      WITH               0
                  -------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER
                         135,600,315*

-------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        135,600,315*
-------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [  ]
-------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       96.83%
-------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*

       CO
-------------------------------------------------------------------------------


-----------
   * Includes 114,000,000 shares of Class B Common Stock that, as of June 23, 2000, have been converted on a share-for-share basis into shares of Class A Common Stock and 21,600,315 Shares tendered in response to the Offer and not withdrawn.

                            SCHEDULE 13D AND TO

CUSIP No.         4165924

-------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Hartford Fire Insurance Company
          No. 06-0383750
-------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [ ]
                                                             (b)  [ ]
-------------------------------------------------------------------------------
   3   SEC USE ONLY
-------------------------------------------------------------------------------
   4   SOURCE OF FUNDS*

          WC; OO
-------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                         [  ]
-------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION

          Connecticut
-------------------------------------------------------------------------------
   NUMBER OF      7    SOLE VOTING POWER
     SHARES              0
  BENEFICIALLY    -------------------------------------------------------------
    OWNED BY      8    SHARED VOTING POWER
      EACH               135,600,315*
   REPORTING      -------------------------------------------------------------
     PERSON       9    SOLE DISPOSITIVE POWER
      WITH               0
                  -------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER
                         135,600,315*

-------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        135,600,315*
-------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [  ]
-------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       96.83%
-------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*

       IC; CO
-------------------------------------------------------------------------------


--------
  * Includes 114,000,000 shares of Class B Common Stock that, as of June 23, 2000, have been converted on a share-for-share basis into shares of Class A Common Stock and 21,600,315 Shares tendered in response to the Offer and not withdrawn.

                            SCHEDULE 13D AND TO

CUSIP No.         4165924

-------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Hartford Fire Insurance Company
          No. 13-3317783
-------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [ ]
                                                             (b)  [ ]
-------------------------------------------------------------------------------
   3   SEC USE ONLY
-------------------------------------------------------------------------------
   4   SOURCE OF FUNDS*

          WC; OO
-------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                         [  ]
-------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
-------------------------------------------------------------------------------
   NUMBER OF      7    SOLE VOTING POWER
     SHARES              0
  BENEFICIALLY    -------------------------------------------------------------
    OWNED BY      8    SHARED VOTING POWER
      EACH               135,600,315*
   REPORTING      -------------------------------------------------------------
     PERSON       9    SOLE DISPOSITIVE POWER
      WITH               0
                  -------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER
                         135,600,315*

-------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        135,600,315*
-------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [  ]
-------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       96.83%
-------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*

       HC; IC; CO
-------------------------------------------------------------------------------


--------
     * Includes 114,000,000 shares of Class B Common Stock that, as of June 23, 2000, have been converted on a share-for-share basis into shares of Class A Common Stock and 21,600,315 Shares tendered in response to the Offer and not withdrawn.

                            SCHEDULE 13D AND TO

          This Amendment No. 5 amends the Tender Offer Statement on Schedule TO initially filed on May 24, 2000 by The Hartford Financial Services Group, Inc., a Delaware corporation ("Parent"), Hartford Fire Insurance Company, a Connecticut corporation ("Purchaser") and a wholly owned subsidiary of Parent, and Hartford Life, Inc., a Delaware corporation (the "Company"), relating to the third-party tender offer by Purchaser to purchase all of the issued and outstanding shares of Class A Common Stock, par value $.01 per share (the "Shares"), of the Company, at a purchase price of $50.50 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated May 24, 2000 (the "Offer to Purchase"), as amended.

ITEM 8.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY

          Item 8, which incorporates by reference information contained in the Offer to Purchase, is hereby amended by adding thereto the following:

          The Offer expired at 12:00 midnight, New York City time, on Wednesday, June 21, 2000. Based upon information provided by the Depositary, a total of 21,600,315 Shares were tendered in response to the Offer and not withdrawn (including Shares tendered pursuant to a guarantee of delivery). In accordance with the terms of the Offer, Purchaser has instructed the Depositary to pay promptly the Offer Price of $50.50 per Share for each Share accepted for payment. After giving effect to the purchase of Shares tendered and together with the shares of Class B Common Stock which were converted on June 23, 2000 by Purchaser into an equal number of Shares, Purchaser owns approximately 96.83% of the outstanding Shares.

                                 SIGNATURE

          After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        SCHEDULE TO, SCHEDULE 13E-3 AND
                                        SCHEDULE 13D

                                        THE HARTFORD FINANCIAL SERVICES GROUP,
                                        INC.

                                        By: /s/  Michael O'Halloran
                                            -----------------------------------
                                            Name:   Michael O'Halloran
                                            Title:  Senior Vice President and
                                                    Director of
                                                    Corporate Law

                                        HARTFORD FIRE INSURANCE COMPANY

                                        By: /s/  Michael O'Halloran
                                            -----------------------------------
                                            Name:    Michael O'Halloran
                                            Title:   Authorized Officer

                                        HLI ACQUISITION, INC.

                                        By: /s/  Michael O'Halloran
                                            ----------------------------------
                                            Name:    Michael O'Halloran
                                            Title:   Vice President and
                                                     Secretary

                                        SCHEDULE 13E-3

                                        HARTFORD LIFE, INC.


                                        By: /s/  Michael O'Halloran
                                            -----------------------------------
                                            Name:    Michael O'Halloran
                                            Title:   Authorized Officer

Date: June 27, 2000